September 24, 2019

Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.
Building G1, No. 999
Dangui Road
Pudong New District
Shanghai
The People's Republic of China

       Re: PPDAI Group Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 25, 2019
           File No. 001-38269

Dear Mr. Leung Ho:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services